UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on March 06, 2025

DATE, TIME AND PLACE: On March 06, 2025, at 9 a.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) the exoneration of Mr. Luis Guilherme Mattoso de Oliem Bittencourt, Executive Vice-President Officer of the Company due to his appointment to perform a role in another Company of Santander Group; e (ii) the appointment of Mr. André Juaçaba de Almeida, current Officer without a Specific Designation, to the position of Executive Vice-President Officer of the Company.

RESOLUTIONS: Made the appropriate clarification, the members of the Board of directors unanimously approved:

(i) Due to the appointment of Mr. Luis Guilherme Mattoso de Oliem Bittencourt, Brazilian, married, engineer, holder of the Identity Card RG No. 24,855,630 SSP/SP, registered with the CPF/MF under No. 154,184,778-46, to perform a role in another Company of Santander Group, the exoneration from his current role as Executive Vice President Officer of the Company, responsible for the Technology and Operations (T&O), a role that will now be performed by Executive Vice President Officer Gilberto Duarte de Abreu Filho; e

(ii) the appointment of current Officer without a Specific Designation, Mr. André Juaçaba de Almeida, Brazilian, married, banker, holder of the Identity Card RG nº. 10451742-0 IFP-RJ, registered in the CPF/MF under the nº. 043.029.217-14, to the position of Executive Vice President Officer of the Company, responsible for the Corporate Banking, in replacement of Mr. Gilberto Duarte de Abreu Filho, who, as mentioned above, will become responsible for the Vice-Presidency of Technology and Operations.

The directors thanked Mr. Bittencourt for his valuable contributions to the Company during the period they were part of its Executive Board, wishing success in his new role. It was recorded in the minutes that all movements approved herein: (i) will take effect from April 1, 2025 and; (ii) had their approvals recommended by the Company's Nomination and Governance Committee.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Marília Artimonte Rocca, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, March 06, 2025.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 6, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer